Exhibit 99.1

For Investors:	For Media:
Keith Helming	Frauke Oberdieck
Chief Financial Officer	Corporate Communications
+31 20 655 9670	+31 20 655 9616
khelming@aercap.com	foberdieck@aercap.com

John Wikoff
Investor Relations
+31 6 3169 9430
jwikoff@aercap.com

PRESS RELEASE

AerCap Holdings N.V. Reports Record Financial Results and Authorizes Share Repurchase Program of up to $250 Million

Amsterdam, Netherlands; February 23, 2015

➢	Adjusted net income* was $296.7 million for the fourth quarter of 2014 (reported net income of $298.2 million), and $855.5 million for the full year 2014 (reported net income of $810.4 million)
➢
Adjusted basic earnings* per share were $1.40 for the fourth quarter of 2014 (reported basic earnings per share of $1.41), and $4.86 for the full year of 2014 (reported basic earnings per share of $4.61)

➢	The new share repurchase program will run through December 31, 2015 and will allow total repurchases of up to $250 million in 2015.

Update on Strategic Execution

●	Integration of ILFC remains on plan.

●	Maintained one of the industry’s most attractive order books, purchasing 33 aircraft during 2014 with a total value of $2.3 billion.

●	Demonstrated the scale of our platform and continued demand for modern fuel efficient aircraft, executing 365 aircraft transactions in 2014.

●	Made substantial progress deleveraging, ending the quarter with debt/equity ratio of 3.4:1; expect debt/equity ratio of 3:1 in 2015.

●	Authorized a share repurchase program of up to $250 million, which will run through December 31, 2015.

Aengus Kelly, CEO of AerCap, commented: “AerCap’s record results demonstrate the strength of our portfolio and order book following the successful acquisition of ILFC.  Our integration remains on track due to the focused dedication of our people, and the efficiency and effectiveness of our integration plan.  Demand for our product remains robust and we continue to expect lower fuel costs and higher global GDP to bolster the aircraft leasing environment in 2015. As we look to 2015, we are confident that we can deliver impressive results for our shareholders by continuing to execute our strategy and enhance value through our share repurchase program.”

* Adjusted net income and earnings per share has been redefined and no longer includes an adjustment relating to share-based compensation costs.  The adjustments made include the mark-to-market of interest rate caps and swaps, transaction and integration related expenses, and maintenance rights related expense.

Operational Update

●	Key targets relating to the acquisition of ILFC have been met or exceeded:

o	transfer of aircraft to Ireland has been completed;

o	de-leveraging plan has been accelerated;

o	annualized earnings of $1 billion has been reached; and

o	relocation of personnel has been completed and realization of cost synergies remains on plan.

●	Fleet utilization rate was 99.2% for the full year of 2014. As of December 31, 2014, the average age of the owned fleet was 7.7 years and the average remaining contracted lease term was 5.7 years.

●
As of December 31, 2014, the Company had committed to purchase 380 aircraft with scheduled delivery dates up to 2022. Over 90% of our committed aircraft purchases delivering through December 2017 and over 60% delivering through 2019 are placed, either under lease contract or letter of intent.

●	Since September 30, 2014, the Company signed agreements for the lease of 44 Airbus A320neo family aircraft and five Airbus A350 aircraft from our order book.

●	As of December 31, 2014, the Company had $7.3 billion of available liquidity. Since the announcement of the ILFC transaction in December 2013, $13.0 billion of financing has been raised.

Fourth Quarter 2014 Financial Results

●
Fourth quarter 2014 reported net income was $298.2 million, compared with $65.6 million for the same period in 2013. Fourth quarter 2014 reported basic earnings per share were $1.41, compared with $0.58 for the same period in 2013. The increase in net income and earnings per share over the fourth quarter 2013 were driven primarily by the ILFC transaction.

●
Fourth quarter 2014 adjusted net income was $296.7 million, compared with $72.8 million for the same period in 2013. Fourth quarter 2014 adjusted earnings per share were $1.40, compared with $0.64 for the same period in 2013. The increases in adjusted net income and earnings per share over the fourth quarter 2013 were driven primarily by the ILFC transaction.

●
Annualized net spread for the fourth quarter 2014 was 9.8%, up from 8.7% in the same period of 2013 and was 9.7% for full year 2014, up from 8.6% for full year 2013. Interest expense in the fourth quarter of 2014 includes ~$12 million of one-time charges relating to debt breakage costs on aircraft sales and interest costs on our ALS investment.

●	Our debt/equity ratio was 3.4 to 1 at December 31, 2014, compared to 2.6 to 1 for the same period in 2013, reflecting our acquisition of ILFC.

●	Total assets were $43.9 billion as of December 31, 2014 compared to $9.5 billion at year-end 2013, reflecting our acquisition of ILFC.

Net Income/Earnings Per Share

Set forth below are the details to reconcile reported net income to adjusted net income, including the specific adjustments.

	Three months ended December 31,			Year ended December 31,
	2014	2013	% increase/(decrease)	2014	2013	% increase/(decrease)
	(US dollars in millions except share and per share amounts)			(US dollars in millions except share and per share amounts)

Net income	$298.2	$65.6	355%	$810.4	$292.4	177%

Adjusted for:

Mark-to-market of interest rate caps and swaps, net of tax	4.2	(1.9)	NA	14.6	(10.2)	NA
Transaction and integration related expenses, net of tax	10.4	9.1	14%	130.2	9.6	1,256%
Maintenance rights related expenses, net of tax	(16.1)	-	NA	(99.7)	-	NA
Adjusted net income	$296.7	$72.8	308%	$855.5	$291.8	193%

Adjusted earnings per share - basic	$1.40	$0.64	118%	$4.86	$2.57	89%

Fourth quarter 2014 adjusted net income increased 308% over the same period in 2013 and fourth quarter 2014 adjusted earnings per share increased 118% over the same period in 2013. The increases were driven primarily by the ILFC transaction.

Adjusted net income reflects expensing the maintenance rights asset over the remaining economic life of the aircraft as compared to expensing this asset during the remaining lease term as reflected in reported net income.  The maintenance rights asset represents the difference between the actual physical condition of the aircraft at the ILFC acquisition date and the value based on the contractual return conditions in the lease contracts. We believe this measure may further assist investors in their understanding of our operational and financial performance. The difference in the two methods will have no economic impact as it is non-cash and equalizes over time.

Revenue and Net Spread

	Three months ended December 31,			Year ended December 31,
	2014	2013	% increase (decrease)	2014	2013	% increase/ (decrease)
	(US dollars in millions)			(US dollars in millions)

Lease revenue:
Basic lease rents	$1,159.0	$234.9	393%	$3,282.8	$901.6	264%
Maintenance rents and other receipts	124.1	26.6	367%	215.5	74.5	189%
Lease revenue	1,283.1	261.5	391%	3,498.3	976.1	258%
Net gain on sale of assets	25.8	9.6	169%	37.5	41.9	(11%)
Other income	28.0	6.7	318%	104.5	32.1	226%
Total revenues and other income	$1,336.9	$277.8	381%	3,640.3	$1,050.1	247%

Basic lease rents were $1,159.0 million for the fourth quarter of 2014, compared with $234.9 million in the same period in 2013. The increase was driven primarily by the ILFC transaction and new aircraft purchases. Our average lease assets for the fourth quarter 2014 were $36.1 billion, compared with $8.1 billion for the same period in 2013.

Lease revenue for the fourth quarter of 2014 was $1,283.1 million, compared with $261.5 million for the same period in 2013.

Net gain on sale of assets for the fourth quarter of 2014 was $25.8 million relating to nine aircraft, compared with $9.6 million for the same period in 2013.

Other income for the fourth quarter of 2014 was $28.0 million, compared with $6.7 million for the same period in 2013. The increase was driven by the ILFC acquisition and relates primarily to income from our AeroTurbine subsidiary.

	Three months ended December 31,			Year ended December 31,
	2014	2013	% increase/(decrease)	2014	2013	% increase/(decrease)
	(US dollars in millions)			(US dollars in millions)

Basic lease rents	$1,159.0	$234.9	393%	$3,282.8	$901.6	264%

Interest expense	280.3	57.0	392%	780.3	226.3	245%

Adjusted for:

Mark-to-market of interest rate caps and swaps	(4.8)	2.2	NA	(16.7)	11.7	NA

Adjusted interest expense	275.5	59.2	365%	763.6	238.0	221%

Net interest margin, or net spread	$883.5	$175.7	403%	$2,519.2	$663.6	280%

As shown in the table above, adjusted interest expense was $275.5 million in the fourth quarter of 2014, a 365% increase compared with the same period in 2013. Net spread was $883.5 million in the fourth quarter of 2014, a 403% increase compared with the same period in 2013.

Selling, General and Administrative Expenses

	Three months ended December 31,			Year ended December 31,
	2014	2013	% increase/(decrease)	2014	2013	% increase/(decrease)
	(US dollars in millions)			(US dollars in millions)

Share-based compensation expenses	24.9	2.4	938%	68.2	9.3	633%
Other selling, general and administrative expenses	92.6	19.5	375%	231.7	79.8	190%
Total selling, general and administrative expenses.	$117.5	$21.9	437%	$299.9	$89.1	237%

The increase in selling, general, and administrative expenses, period over period, reflects the ILFC acquisition.

Effective Tax Rate

AerCap’s blended effective tax rate during the full year of 2014 was 15.0%. The blended effective tax rate for the year ended December 31, 2013 was 8.4%. The increase is driven primarily by the ILFC acquisition. The full year tax rate of 15.0% is lower than previously expected.  The decrease was driven primarily from more ILFC transaction related expenses and financing costs meeting deductibility criteria, and lower servicing profit in the U.S. The blended effective tax rate in any year is impacted by the source and amount of earnings among AerCap’s different tax jurisdictions.

Financial Position

	December 31, 2014	December 31, 2013	% Increase/ (decrease) over December 31, 2013
	(US dollars in millions except d/e ratio)

Total cash (incl. restricted)	$2,207.8	$568.3	288%
Flight equipment held for operating leases, net	31,984.7	8,085.9	296%
Total assets	43,891.1	9,451.1	364%
Debt	30,402.4	6,236.9	387%
Total liabilities	35,948.6	7,021.9	412%
Total equity	7,942.5	2,429.2	227%
Adjusted debt/equity ratio	3.4	2.6	31%

As of December 31, 2014, AerCap’s portfolio consisted of 1,659 aircraft that were owned (including aircraft owned by AerDragon, a non-consolidated joint venture), on order, under contract or managed. The average age of the owned fleet as of December 31, 2014 was 7.7 years and the average remaining contracted lease term was 5.7 years.

Share Repurchase Program

Repurchases under the program may be made through open market purchases or privately negotiated transactions in accordance with applicable U.S. federal securities laws. The timing of repurchases and the exact number of shares of common stock to be purchased will be determined by the Company’s management and board, in its discretion, and will depend upon market conditions and other factors. The program will be funded using the Company’s cash on hand and cash generated from operations. The program may be suspended or discontinued at any time.

Notes Regarding Financial Information Presented In This Press Release

The financial information presented in this press release is not audited.

The following is a definition of non-GAAP measures used in this press release and a reconciliation of each such measure to the most closely related GAAP measure. We believe these measures may further assist investors in their understanding of our operational performance.

Adjusted net income and adjusted earnings per share. These measures are determined by adding non-cash charges relating to gains and losses created by a mark-to-market of our interest rate caps and swaps, an adjustment for maintenance rights related expense, and transaction and integration related expenses, in each case during the applicable period and net of tax, to GAAP net income. The average number of shares is based on a daily average.

We use interest rate caps and swaps to allow us to benefit from decreasing interest rates and protect against the negative impact of rising interest rates on our floating rate debt. Management determines the appropriate level of caps in any period with reference to the mix of floating and fixed cash flows from our lease, debt and other contracts. We do not apply hedge accounting to our interest rate caps and some of our swaps. As a result, we recognize the change in fair value of these interest rate caps and swaps in our income statement during each period.

In connection with the ILFC transaction, we have recognized maintenance rights assets relating to the existing leases on the legacy ILFC aircraft. The adjustment for maintenance rights related expense is based on the difference between expensing the maintenance rights asset during the remaining lease term as described below as compared to expensing this asset straight-line over the remaining economic life of the aircraft. For those contracts that pay maintenance deposit rents during the lease term, the maintenance rights asset is expensed at the time the lessee provides us with an invoice for reimbursement relating to the cost of a qualifying maintenance event that relates to pre-acquisition usage. For those contracts that have an end-of-lease compensation requirement relating to the maintenance condition of the aircraft, the maintenance rights asset is expensed upon lease termination to the extent the lease end cash compensation paid to us is less than the maintenance right asset.

In addition, adjusted net income excludes the following non-recurring charges:

●	Fourth quarter 2014 adjusted net income of $296.7 million excludes expenses relating to the ILFC transaction and integration of $10.4 million, net of tax.
●	Adjusted net income of $855.5 million for the year ended December 31, 2014 excludes expenses relating to the ILFC transaction and integration of $130.2 million, net of tax.

In addition to GAAP net income and earnings per share, we believe these measures may further assist investors in their understanding of our operational performance in relation to past and future reporting periods. A reconciliation of adjusted net income to net income for the three and twelve month periods ended December 31, 2014 and 2013 is presented in a table under the Net Income/Earnings Per Share section of this press release.

Net interest margin, or net spread (refer to second table under Revenue and Net Spread section of this press release). This measure is the difference between basic lease rents and interest expense excluding the impact from the mark-to-market of interest rate caps. We believe this measure may further assist investors in their understanding of the changes and trends related to the earnings of our leasing activities. This measure reflects the impact from changes in the number of aircraft leased, lease rates, utilization rates, as well as the impact from changes in the amount of debt and interest rates.

Debt/equity ratio. This measure is the ratio obtained by dividing adjusted net debt by adjusted shareholders’ equity. Adjusted net debt means consolidated total debt less cash and cash equivalents, and less a 50% equity credit with respect to $1.0 billion of subordinated debt. Adjusted shareholders’ equity means total shareholders’ equity, plus the 50% equity credit. Adjusted net debt and adjusted shareholders’ equity are adjusted by the 50% equity credit to reflect the equity nature of that financing arrangement and to provide information in line with definitions under certain of our debt covenants.

Conference Call

In connection with the earnings release, management will host an earnings conference call today, Monday, February 23, 2015, at 9:00 am Eastern Time. The call can be accessed live by dialing (U.S./Canada) +1-646 254 3363 or (International) +31-20-716-8296 and referencing code 5761817 at least 5 minutes before start time, or by visiting AerCap’s website at http://www.aercap.com under “Investor Relations”.

In addition, an Investor & Analyst Meeting will be hosted by AerCap’s management today, Monday, February 23, 2015, at 11:30 am Eastern Time at The New York Palace Hotel (Drawing room), 455 Madison Avenue, New York. Doors will open at 11:00 am.

A webcast replay of the earnings conference call will be archived in the “Investor Relations” section of the Company’s website for one year.

To participate in either event, please register by emailing: aercap@instinctif.com

For further information, contact John Wikoff: +31-6-3169-9430 (jwikoff@aercap.com) or Mark Walter and Jenny Payne (Instinctif Partners): +44-20-7457-2020 (aercap@instinctif.com).

About AerCap Holdings N.V.

AerCap is the global leader in aircraft leasing with approximately 1,700 owned, managed or on order aircraft in its portfolio. AerCap has one of the most attractive order books in the industry. AerCap serves over 200 customers in approximately 90 countries with comprehensive fleet solutions and provides part-out and engine leasing services through its subsidiary, AeroTurbine. AerCap is listed on the New York Stock Exchange (AER) and has its headquarters in Amsterdam with offices in Los Angeles, Shannon, Dublin, Fort Lauderdale, Miami, Singapore, Shanghai, Abu Dhabi, Seattle and Toulouse.

Forward Looking Statements

This press release contains certain statements, estimates and forecasts with respect to future performance and events. These statements, estimates and forecasts are “forward-looking statements”. In some cases, forward-looking statements can be identified by the use of forward-looking terminology such as “may,” “might,” “should,” “expect,” “plan,” “intend,” “estimate,” “anticipate,” “believe,” “predict,” “potential” or “continue” or the negatives thereof or variations thereon or similar terminology. All statements other than statements of historical fact included in this press release are forward-looking statements and are based on various underlying assumptions and expectations and are subject to known and unknown risks, uncertainties and assumptions, may include projections of our future financial performance based on our growth strategies and anticipated trends in our business. These statements are only predictions based on our current expectations and projections about future events. There are important factors that could cause our actual results, level of activity performance or achievements to differ materially from the results, level of activity, performance or achievements expressed or implied in the forward-looking statements. As a result, there can be no assurance that the forward-looking statements included in this press release will prove to be accurate or correct. In light of these risks, uncertainties and assumptions, the future performance or events described in the forward-looking statements in this press release might not occur. Accordingly, you should not rely upon forward-looking statements as a prediction of actual results and we do not assume any responsibility for the accuracy or completeness of any of these forward-looking statements. We do not undertake any obligation to, and will not, update any forward-looking statements, whether as a result of new information, future events or otherwise.

For more information regarding AerCap and to be added to our email distribution list, please visit http://www.aercap.com.

Financial Statements Follow

The results of ILFC have been consolidated in AerCap Holdings N.V.’s financial statements as of May 14, 2014, the completion date of the acquisition.

AerCap Holdings N.V.
Unaudited Consolidated Balance Sheets
(In thousands of U.S. Dollars)

	December 31, 2014	December 31, 2013

Assets
Cash and cash equivalents	$1,490,369	$295,514
Restricted cash	717,388	272,787
Trade receivables	160,412	5,203
Flight equipment held for operating leases, net	31,984,668	8,085,947
Maintenance rights intangible and lease premium, net (*)	3,906,026	9,354
Flight equipment held for sale	14,082	-
Net investment in finance and sales-type leases	347,091	31,995
Prepayments on flight equipment	3,493,544	223,815
Other intangibles, net	522,320	-
Deferred income tax assets	187,156	121,663
Other assets	1,068,042	404,863
Total Assets	$43,891,098	$9,451,141

Liabilities and Equity
Accounts payable, accrued expenses and other liabilities	$1,203,002	$164,222
Accrued maintenance liability	3,194,365	466,293
Lessee deposit liability	848,332	92,660
Debt	30,402,392	6,236,892
Deferred income tax liabilities	300,459	61,842
Total liabilities	35,948,550	7,021,909

Ordinary share capital €0.01 par value (350,000,000 ordinary shares authorized, 212,318,291 ordinary shares issued and outstanding at December 31, 2014 and 250,000,000 ordinary shares authorized, 113,783,799 ordinary shares issued and outstanding at December 31, 2013)	2,559	1,199
Additional paid-in capital	5,557,627	934,024
Accumulated other comprehensive loss	(6,895)	(9,890)
Accumulated retained earnings	2,310,486	1,500,039
Total AerCap Holdings N.V. shareholders' equity	7,863,777	2,425,372
Non-controlling interest	78,771	3,860
Total Equity	7,942,548	2,429,232

Total Liabilities and Equity	$43,891,098	$9,451,141

(*) Includes $3,812 million maintenance rights intangible, and the remaining amount relates to lease premium.

AerCap Holdings N.V.
Unaudited Consolidated Income Statements
(In thousands of U.S. Dollars, except share and per share data)

	Three months ended December 31,		Year ended December 31,
	2014	2013	2014	2013
Revenues and other income
Lease revenue	$1,283,085	$261,533	3,498,300	$976,147
Net gain on sale of assets	25,841	9,633	37,497	41,873
Other income	27,961	6,668	104,491	32,046
Total Revenues and other income	1,336,887	277,834	3,640,288	1,050,066

Expenses
Depreciation and amortization	458,512	88,731	1,282,228	337,730
Asset impairment	19,957	14,301	21,828	26,155
Interest expense	280,310	56,987	780,349	226,329
Operating lease-in costs	-	-	-	550
Leasing expenses	119,091	17,698	190,301	48,473
Transaction and integration related expenses	11,929	10,447	148,792	10,959
Selling, general and administrative expenses	117,494	21,930	299,892	89,079
Total Expenses	1,007,293	210,094	2,723,390	739,275

Income from continuing operations before income taxes and income of investments accounted for under the equity method	329,594	67,740	916,898	310,791

Provision for income taxes	(34,595)	(5,367)	(137,373)	(26,026)
Net income of investments accounted for under the equity method	1,773	3,487	28,973	10,637

Net income	296,772	65,860	808,498	295,402

Net (income) loss attributable to non-controlling interest	1,448	(237)	1,949	(2,992)

Net income attributable to AerCap Holdings N.V	$298,220	$65,623	$810,447	$292,410

Total basic earnings per share	$1.41	$0.58	$4.61	$2.58
Total diluted earnings per share	$1.39	$0.57	$4.54	$2.54

Weighted average shares outstanding - basic	212,086,151	113,580,722	175,912,662	113,463,813
Weighted average shares outstanding - diluted	214,580,092	115,335,886	178,684,989	115,002,458

AerCap Holdings N.V.
Unaudited Consolidated Statements of Cash Flows
(In thousands of U.S. Dollars)

	Year ended December 31,
	2014	2013

Net income	$808,498	$295,402
Adjustments to reconcile net income to net cash provided by operating activities:
Depreciation and amortisation	1,282,228	337,730
Asset impairment	21,828	26,155
Amortization of debt issuance costs and debt discount	86,184	47,442
Amortization of lease premium intangibles	71,806	8,746
Accretion of fair value adjustment on debt	(330,924)	-
Accretion of fair value adjustment on deposits and maintenance reserves	17,967	-
Maintenance rights expense	128,919	-
Net gain on sale of assets	(37,497)	(41,873)
Mark-to-market of non-hedged derivatives	17,014	(11,805)
Deferred income taxes	99,648	21,186
Share-based compensation	68,150	9,292
Changes in operating assets and liabilities:
Trade receivables	102,547	2,854
Other assets	(24,221)	(32,760)
Accounts payable, accrued expenses and other liabilities	13,024	30,300
Net cash provided by operating activities	2,325,171	692,669

Purchase of flight equipment	(2,102,202)	(1,782,839)
Proceeds from sale or disposal of assets	569,633	664,415
Prepayments on flight equipment	(458,174)	(213,320)
Acquisition of ILFC, net of cash acquired	(195,311)	-
Capital contributions to equity investments	-	(13,180)
Collections of finance and sales-type leases	57,958	2,209
Movement in restricted cash	282,523	7,866
Net cash used in investing activities	(1,845,573)	(1,334,849)

Issuance of debt	5,411,602	2,299,706
Repayment of debt	(4,826,775)	(1,889,194)
Debt issuance costs paid	(134,963)	(45,213)
Maintenance payments received	546,844	100,708
Maintenance payments returned	(286,041)	(56,909)
Security deposits received	107,332	23,364
Security deposits returned	(98,656)	(15,032)
Net cash provided by financing activities	719,343	417,430

Net increase (decrease) in cash and cash equivalents	1,198,941	(224,750)
Effect of exchange rate changes on cash and cash equivalents	(4,086)	(137)
Cash and cash equivalents at beginning of period	295,514	520,401
Cash and cash equivalents at end of period	$1,490,369	$295,514

Certain reclassifications have been made to Unaudited Consolidated Statement of Cash Flows for the year ended December 31, 2013 to reflect the current year presentation.